

June 19, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Andrew R. Prusky, Esq.
Senior Vice President, Legal
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

Re: **Foamex International Inc.**
  Registration Statement on Form S-1 Amendment N.2
  Filed on: June 19, 2008
  File No.: 333-150336

  Foamex International Inc.
  Registration Statement on Form S-1 Amendment N.2
  Filed on: June 19, 2008
  File No.: 333-150335

Dear Mr. Prusky:

  We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 Amendment N.2
File No.: 333-150336

General

1. We note your response and revised disclosures in response to comment 1 of our prior comment letter. We refer you to the first paragraph of the Use of Proceeds section on page 27 and the first paragraph of The Rights Offering section on page 32. Please further revise your disclosures to eliminate language suggesting that the Significant Equityholders could participate in the rights offering.

Rights Offering Proceeds & Proceeds from the Transactions

2. Please clarify how you are arriving at the maximum proceeds amount. It appears that you are arriving at this amount by reducing the total of 110.7 million shares of common stock by the 2.2 million early participation shares of common stock and then multiplying this number of shares by the $.65 per share price. Please clarify your disclosure as necessary.

Recent Developments, page 11

3. In the second paragraph on page 12, please identify the "Specified Stockholders" if they are different from the Significant Equityholders.

4. In the same paragraph, please clarify the second half of your disclosure regarding the existence of equity cure rights. You state that you are permitted "to utilize a second equity cure, if needed,…" during one of the remaining quarters of 2008; however, in the next sentence you disclose that you do not have a commitment for an equity cure from the Specified Stockholders. If you intend to disclose that to the extent that you are able to obtain an equity cure right you would be permitted under the terms of your loan facilities to exercise such cure right, then so state.

Capitalization, page 28

5. Please disclose how you are arriving at the pro forma adjustment amounts of $994,000 related to the equity cure premium.

6. Please disclose why the amount of transaction costs being recorded in additional paid-in capital is different than the amount being recorded as an adjustment to revolving credit facility.

Registration Statement on Form S-1 Amendment N.2
File No.: 333-150335

General

7. We note your response and revised disclosures in response to comment 9 of our prior letter.

  - Please expand your disclosure by explaining why the Significant Equityholders are able to participate in the second lien term offering for up to $10 million in assignment of loans. Please reconcile this with statements in the prospectus and your response letter that they cannot participate.

- We note that you assume that the Significant Equityholders will not participate in the second lien term offering for that amount. If that is the case, explain why you are including in the registration statement shares issuable upon assignment of $10 million in loans.

- Please clarify whether you are including in the registration statement shares issuable to the Significant Equityholders as early participation premium for $10 million in assignment of loans.

- To the extent applicable, please address this comment in the registration statement covering the rights offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Judith R. Thoyer, Esq. (via facsimile @ (212) 492-0002)
        Aun Singapore, Esq. (via facsimile @ (212) 492-0431)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019